                                                                               .
                                                                               .
                                                                               .

                                  EXHIBIT 99.1

                 SFAS NO. 87 -- BASED PENSION-PLAN PROJECTIONS
                  (AS OF SEPTEMBER 30, 2003, MEASUREMENT DATE)

                                                                  SFAS NO. 87 BASIS
                                                            ------------------------------
                                                             FAS87 PRE-TAX    OVER (UNDER)
                                                            PENSION INCOME*    FUNDED **
(In millions)                                               ---------------   ------------
2003......................................................        $60            $(466)
2004......................................................         49             (326)
2005......................................................         49             (297)
2006***...................................................         30             (156)
2007......................................................         29              (12)
2008......................................................         30               26
2009......................................................         26               66
2010......................................................         24              110
2011......................................................         23              156
2012......................................................         22              205
2013......................................................         22              257

---------------
  * Non-cash pension income

     Under SFAS No. 87, non-cash pension income is projected to decline from approximately $60 million in 2003 to $49 million in 2004 driven primarily by the amortization of unrecognized actuarial losses and a half-point decline (from 6.75% to 6.25%) in the discount rate used to measure pension obligations.

     Going forward, non-cash pension income is projected to be relatively flat except in 2006 when it is anticipated that the use of new U.S. Treasury Department mortality tables, reflecting longer life expectancies, becomes effective. Use of the updated mortality tables will increase pension obligations and decrease pension income.

     A half-point change in the assumed rate of return on plan assets results in an average change in pension income of $25 million/year over the 2004-2013 period. A half-point change in the assumed discount rate results in an average change in pension income of $10 million/year over the next ten years.

 ** Funded status

     SFAS No. 87's funded status compares the fair market value of plan assets at the measurement date with an estimate of what the plans' projected benefit obligations (PBO) could be settled for in the market. This estimate is calculated by discounting the plans' future benefit obligations at a discount rate (6.75% and 6.25% at September 30, 2002, and 2003, respectively) roughly equivalent to the composite yield on a portfolio of high-quality corporate bonds constructed with durations to match the plans' future benefit obligations.

     The pension plans' SFAS No. 87 funded status is disclosed in Note 15 of the company's 2002 annual report. On an SFAS No. 87 basis, Pactiv's pension plans were underfunded by $587 million as of September 30, 2002. On the same basis, the pension plans' underfunding at September 30, 2003, was

--------------------------------------------------------------------------------
The projections included in this exhibit were prepared by a third-party actuary based on management's and such actuary's current reasonable good-faith expectations and represent point-in-time calculations. These calculations are affected by multiple variables which can work independently or in concert to materially affect the projections shown. Such variables include: actual versus assumed rates of return on assets; discount rates used in calculating liabilities; changes in governmental regulations; and actuarial assumptions, such as expectations regarding employee compensation, demographics, turnover, and estimated age and life expectancies.

     reduced to $466 million, a $121 million improvement from the 2002 measurement date, driven by the strong return (approximately 20%) on plan assets realized over the past twelve months.

     Going forward, two factors are expected to continue to improve the pension plans' funded status under SFAS No. 87. First, as a result of continuing to follow the established long-term investment strategy for the pension plans, plan assets are expected to earn a compound annual rate of return of 9%. Second, with interest rates at historically low levels and forecasted to rise over the next twelve to fifteen months, the plans' PBO are projected to decline. Consequently, using the assumptions specified below, Pactiv's third party actuary projects that the pension plans' funded status will improve to a positive $257 million over the next ten years.

     It is important to note that cash funding requirements of Pactiv's pension plans are not in any way determined by the aforementioned SFAS No. 87 calculations. Cash funding requirements are governed by ERISA, and related projections are included in Exhibit 99.2 attached to this Form 10-Q.

     Assumptions:

      (1) Expected and actual rate of return on plan assets: 9%/year

      (2) Discount rate

2003.........................................   6.75%
2004.........................................   6.25%
2005.........................................   6.50%
2006.........................................   6.75%
2007.........................................   7.00%
2008-13......................................   7.25%

   ***(3) Effective 2006, use of the U.S. Treasury Department's updated mortality tables (reflecting longer life expectancies) is expected to become effective.

--------------------------------------------------------------------------------
The projections included in this exhibit were prepared by a third-party actuary based on management's and such actuary's current reasonable good-faith expectations and represent point-in-time calculations. These calculations are affected by multiple variables which can work independently or in concert to materially affect the projections shown. Such variables include: actual versus assumed rates of return on assets; discount rates used in calculating liabilities; changes in governmental regulations; and actuarial assumptions, such as expectations regarding employee compensation, demographics, turnover, and estimated age and life expectancies.